
PROCESSING
RECEIVED
APR
209
WASH, D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.O.
APR 2 6 2007
1086

5-82795

Amendment No. 1
to
Form CB /A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒


07052084

Liquor Barn Income Fund
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Liquor Stores Income Fund
(Name of Person(s) Furnishing Form)\

Trust Units
(Title of Class of Subject Securities)

53635C 10 5
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 10, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- *Letter to Shareholders
- *Offer to Purchase and Circular, dated April 10, 2007 (the "Circular")
- *Letter of Acceptance and Transmittal

Item 2. Informational Legends

See page (iii) of the Circular.

---

*Previously furnished.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has previously been filed by Liquor Stores Income Fund.

Any change in the name or address of the agent for service of process of Liquor Stores Income Fund shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of April 24, 2007.

LIQUOR STORES INCOME FUND
By: Liquor Stores GP Inc., its administrator



By:____________________
Name: Patrick de Grace
Title: Vice President Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1*	Newspaper advertisement
2.1*	Annual Information Form of Liquor Stores Income Fund dated March 30, 2007
2.2*	Comparative financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2006 of Liquor Stores Income Fund
2.3*	Management's Discussion and Analysis of Financial Condition and Results of Operations of Liquor Stores Income Fund for the fiscal year ended December 31, 2006
2.4*	Management Information Circular of Liquor Stores Income Fund dated April 13, 2006 prepared in connection with the annual and special meeting of Liquor Stores Income Fund Unitholders held on May 12, 2006
2.5	Material Change Report, dated April 20, 2007
2.6	Management Information Circular of Liquor Stores Income Fund dated April 11, 2007 prepared in connection with the annual and special meeting of Liquor Stores Income Fund Unitholders to be held on May 15, 2007

*Previously furnished.

EXHIBIT 2.5

MATERIAL CHANGE REPORT

1. Name and Address of Reporting Issuer:

Liquor Stores Income Fund
Suite 1120, 10235 – 101 Street
Edmonton, Alberta
T5J 3G1

2. Date of Material Change:

April 10, 2007

3. News Release:

A press release announcing the material change was issued on April 10, 2007 through CCN Matthews. A copy of such press release is attached hereto as Schedule A.

4. Summary of Material Change:

Liquor Stores Income Fund (the "**Fund**") has made an offer (the "**Offer**") to acquire all of the outstanding trust units ("**Liquor Barn Units**") of Liquor Barn Income Fund ("**Liquor Barn**") on the basis of 0.53 of a trust unit ("**Liquor Stores Unit**") of the Fund for each Liquor Barn Unit (subject to adjustment as provided in the offer and takeover bid circular of the Fund dated April 10, 2007 (the "**Circular**")).

5. Full Description of Material Change:

On April 10, 2007, the Fund issued a press release indicating its intention to make the Offer. The Fund formally made the Offer by way of advertisements published in the *Globe and Mail* and *La Presse* on April 10, 2007.

The Offer is to acquire all of the issued and outstanding Liquor Barn Units on the basis of 0.53 of a Liquor Stores Unit for each Liquor Barn Unit (subject to adjustment as provided in the Circular), which represents a value of $11.30 per Liquor Barn Unit, or a premium of approximately 34.6%, based on the closing prices of the Liquor Stores Units and the Liquor Barn Units on the Toronto Stock Exchange (the "**TSX**") on April 9, 2007, the last trading day prior to the date of commencement of the Offer. The Offer also represents a premium of approximately 35.7% based on the volume weighted average trading prices of the Liquor Stores Units and the Liquor Barn Units on the TSX for the 20 trading days ended April 9, 2007. Liquor Barn has approximately 14 million units outstanding (including exchangeable and subordinated limited partnership units). This transaction values the outstanding Liquor Barn Units at approximately $158 million.

As part of its Offer, the Fund has entered into a support agreement with four of the original founding unitholders of Liquor Barn, referred to as the "Spirits Liquor Mart Group", who collectively represent the second largest unit holding in Liquor Barn with an aggregate of 808,942 special voting units, representing 5.8% of the voting interest in Liquor Barn. The members of the Spirits Liquor Mart Group have agreed, among other things, to vote the 808,942 Liquor Barn special voting units and other Liquor Barn securities held by them in favour of any resolution of Liquor Barn securityholders in connection with the Offer, including the resolution required in connection with the tax-deferred "roll-over" option available under the Offer. The Offer includes an option whereby holders of Liquor Barn Units will have the opportunity to exchange their units for Liquor Stores Units on a tax-deferred "roll-over" basis for Canadian income tax purposes so as to defer the recognition of any gain (or loss) for Canadian income tax purposes.

The Offer is open for acceptance until 10:00 p.m. Edmonton time on May 17, 2007. The Offer is subject to certain conditions of completion, including: (a) that the number of Liquor Barn Units held by unitholders who elect to accept the Offer or participate in the tax deferred "roll-over" option, together with the number of Liquor Barn Units held by or on behalf of the Fund or its subsidiaries, if any, and any separately voted Liquor Barn voting units, represent more than 66 2/3% of the then outstanding Liquor Barn voting units, and (b) the receipt of regulatory, stock exchange and third-party approvals, on terms reasonably satisfactory to the Fund.

Additional details of the Offer are set forth in the copy of the Fund's press release attached hereto as Schedule A.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

Irv Kipnes, Chief Executive Officer or Patrick de Grace, Vice-President, Finance and Chief Financial Officer of Liquor Stores GP Inc., the administrator of the Fund, Suite 1120, 10235 – 101 Street, Edmonton, Alberta T5J 3G1, may be reached by telephone at (780) 944-9994 ext. 6 and (780) 917-4179, respectively.

9. Date of Report:

April 20, 2007

SCHEDULE A

LIQUOR STORES INCOME FUND ANNOUNCES OFFER TO ACQUIRE ALL OUTSTANDING TRUST UNITS OF LIQUOR BARN INCOME FUND

- **Offer provides Liquor Barn unitholders with a significant premium of 34.6% to current unit trading prices**
- **Liquor Barn unitholders will realize an immediate increase to cash distributions per unit**
- **Exceptional strategic fit, creating the leading independent liquor retailer in Alberta and B.C. and providing unitholders with the opportunity to participate in the future growth of a larger and stronger enterprise**
- **Attractive opportunity for unitholders of both funds to realize the accretive benefits of synergies and the implementation of operational best-practices**
- **Offer supported by Spirits Liquor Mart Group, which represents the second largest unitholding in Liquor Barn and is comprised of four of Liquor Barn's original founding members**

EDMONTON, ALBERTA, April 10, 2007 – Liquor Stores Income Fund ("Liquor Stores") (TSX:LIQ.UN) announced today that it has made an offer to acquire all of the outstanding trust units of Liquor Barn Income Fund ("Liquor Barn") (TSX: LBN.UN).

Liquor Stores is offering Liquor Barn unitholders 0.53 of a trust unit of Liquor Stores in exchange for each Liquor Barn trust unit, which represents a value of $11.30 per Liquor Barn trust unit, or a premium of approximately 34.6%, based on the closing prices of the Liquor Stores units and the Liquor Barn units on the Toronto Stock Exchange (the "TSX") on April 9, 2007, the last trading day prior to the date of commencement of the offer. The offer also represents a premium of approximately 35.7% based on the volume weighted average trading prices of the Liquor Stores units and the Liquor Barn units on the TSX for the 20 trading days ended April 9, 2007. Liquor Barn has approximately 14 million units outstanding (including exchangeable and subordinated limited partnership units). This transaction values the outstanding Liquor Barn units at approximately $158 million.

"We believe that the combination of Liquor Stores and Liquor Barn will provide a compelling strategic fit that is in the best interests of the unitholders of both funds," said Irv Kipnes, chief executive officer of Liquor Stores GP Inc. "The business and operations of both trusts are highly complementary, creating the leading independent liquor retailer in Alberta and B.C. and providing opportunities for enhanced growth and the realization of synergies through operational best-practices. For Liquor Barn unitholders, the combination provides not only a substantial premium and increase in per unit distributions but the ability to participate in the future growth of a larger and stronger enterprise."

Mr. Kipnes added: "We approached Liquor Barn beginning in late 2006 with a view to exploring the possibility of a mutually beneficial transaction. However, Liquor Barn's management and Board decided not to engage in a dialogue in connection with our proposal to combine the two trusts at that time. Accordingly, Liquor Stores has decided to make this very compelling offer directly to Liquor Barn's unitholders. We believe our offer represents full and fair value and reflects the benefits of this unique opportunity for Liquor Barn unitholders."

As part of its offer, Liquor Stores has entered into a support agreement with four of the original founding unitholders of Liquor Barn, referred to as the "Spirits Liquor Mart Group", who collectively represent the second largest unit holding in Liquor Barn with an aggregate of 808,942 special voting units, representing 5.8% of the voting interest in Liquor Barn. The members of the Spirits Liquor Mart Group have agreed, among other things, to vote the 808,942 Liquor Barn special voting units and other Liquor Barn securities held by them in favour of any resolution of Liquor Barn securityholders in connection with the offer, including the resolution required in connection with the tax-deferred "roll-over" option available under the offer. The offer includes an option whereby holders of Liquor Barn units will have the opportunity to exchange their units for Liquor Stores units on a tax-deferred "roll-over" basis for Canadian income tax purposes so as to defer the recognition of any gain (or loss) for Canadian income tax purposes.

The combination of Liquor Stores and Liquor Barn provides a number of compelling benefits to unitholders, including:

- Liquor Barn unitholders, in addition to receiving the substantial premium of 34.6%, will have the opportunity for continued participation in the growth of the stronger and larger combined enterprise;
- Liquor Barn unitholders will realize an immediate 2.6% increase to their monthly cash distributions per unit;
- The two businesses provide an excellent strategic fit and together will create the leading independent liquor retailer in Alberta and B.C. with 176 liquor stores, providing a strong platform for future growth;
- The discontinuance of related party acquisitions from Liquor Barn Devco Ltd. will provide the public Liquor Barn unitholders with the opportunity to now fully participate in the growth and value creation from future store development and acquisitions;
- The combined enterprise will be positioned to realize meaningful synergies through the elimination of redundant costs and implementation of operational best-practices;
- The combined fund will benefit from access to Liquor Stores' cumulative "safe harbour" equity growth amount of approximately $235 million through 2010, of which approximately $98 million is available in 2007, under the Federal government's proposal to tax income trusts in its "Tax Fairness Plan". This compares to Liquor Barn's estimated remaining cumulative limit of approximately $65 million after giving effect to its recent convertible debenture and equity offerings. In total, the combined fund will benefit from a cumulative "safe harbour" equity growth amount of approximately $300 million through 2010;
- The transaction should improve trading liquidity for all unitholders by creating a combined entity with a pro forma market capitalization of approximately $450 million; and
- The combined entity will benefit from the stability of the Liquor Stores senior management team which has a proven track record of operational excellence, successful integration of acquisitions, and delivery of value to unitholders. Liquor Stores' unit price has increased 113% since its IPO and has generated a total return of 148% including reinvestment of distributions.

Liquor Stores expects the combination to be accretive to distributable cash[*] from the perspective of Liquor Stores unitholders.

Liquor Barn unitholders will be entitled to receive all regular ordinary course distributions declared and paid by Liquor Barn (in amounts not to exceed current monthly distributions) with a record date prior to the expiry of the offer.

The offer was commenced today by publication of an advertisement and filing of a takeover bid circular dated April 10, 2007, as required under applicable securities laws. Full details of the offer are included in the takeover bid circular that will be sent to Liquor Barn unitholders following receipt of a unitholder list from Liquor Barn. The offer is open for acceptance until 10:00 p.m. Edmonton time on May 17, 2007. The offer is subject to certain conditions of completion, including: (a) that the number of Liquor Barn units held by unitholders who elect to accept the offer or participate in the tax deferred "roll-over" option, together with the number of Liquor Barn units held by or on behalf of Liquor Stores or its subsidiaries, if any, and any separately voted Liquor Barn voting units, represent more than 66 2/3% of the then outstanding Liquor Barn voting units, and (b) the receipt of regulatory, stock exchange and third-party approvals, on terms reasonably satisfactory to Liquor Stores.

Liquor Stores has engaged RBC Capital Markets as its financial advisor and Burnet, Duckworth & Palmer LLP as its legal advisor. In addition, Georgeson Shareholder Communications has been engaged as the information agent for the offer and CIBC Mellon Trust Company has been retained as the depositary for the offer.

Important Information for Liquor Barn Unitholders

The offer to purchase and takeover bid circular filed with the provincial securities commissions in Canada contain the terms and conditions of, and other important information relating to, the offer and should be read by Liquor Barn securityholders in their entirety. The public will be able to obtain at no charge the offer to purchase, takeover bid circular and all other documents relating to the offer when they become available on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com. Questions and requests for assistance about the offer may be directed to Georgeson Shareholder Communications Canada, Inc., the Information Agent for the offer, toll-free at 1-866-656-4120.

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

United States Considerations

The offer is made for the securities of a Canadian trust. The offer is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in the takeover bid circular, or incorporated by reference therein, as well as financial statements of Liquor Barn, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since Liquor Stores is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. may be residents of a foreign country. Liquor Barn unitholders in the U.S. may not be able to sue a foreign trust or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP Inc., in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP Inc. to subject themselves to a U.S. court's judgment.

Liquor Barn unitholders in the U.S. should be aware that Liquor Stores may purchase Liquor Barn units otherwise than under the offer, such as in open market or privately negotiated purchases.

About Liquor Stores Income Fund

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 105 stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and Liquor Stores Income Fund's website at www.liquorstoresincomefund.ca.

Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the potential benefits to be derived from the combination of Liquor Stores Income Fund and Liquor Barn Income Fund, future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Liquor Stores Income Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of Liquor Stores Income Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in Liquor Stores Income Fund's Annual Information Form and other documents Liquor Stores Income Fund files with Canadian securities regulatory authorities, copies of which are available from Liquor Stores Income Fund directly, or its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and Liquor Stores Income Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

[*]Non-GAAP measures

Liquor Stores uses measures, notably distributable cash, as supplementary information it believes would be useful to investors, that are not recognized by Canadian generally accepted accounting principles (GAAP). Distributable cash is not intended to be representative of cash flow or results of operations determined in accordance with Canadian GAAP and does not have a standardized meaning prescribed by GAAP. Distributable cash is unlikely to be comparable to similar measures used by other companies or income trusts. For a reconciliation of cash flow from operations to distributable cash, see page 3 of Liquor Stores' management's discussion and analysis of financial results for the year ended December 31, 2006, which may be obtained at www.sedar.com or from Liquor Stores' web site at www.liquorstoresincomefund.ca.

For further information:

Corporate contacts:	Media contacts:	Unitholder information:
Liquor Stores GP Inc.	Longview Communications Inc.	Georgeson Shareholder Communications
www.liquorstoresincomefund.ca		
Irv Kipnes	Louise Weston	Toll Free: 1-866-656-4120
Chief Executive Officer	(604) 644-6090	
(780) 944-9994 ext. 6		
Patrick de Grace		
Vice President Finance and Chief Financial Officer		
(780) 917-4179		

EXHIBIT 2.6

ANNUAL MEETING
Tuesday, May 15, 2007
10 a.m. at The Fairmont Hotel Macdonald
10065 – 100th Street
Edmonton, Alberta


LIQUOR
DEPOT
LIQUOR
WORLD
LIQUOR STORES INCOME FUND

Notice of Annual Meeting of Unitholders and Management Proxy Circular

LIQUOR STORES INCOME FUND

NOTICE OF ANNUAL MEETING OF UNITHOLDERS

TO: THE UNITHOLDERS OF LIQUOR STORES INCOME FUND

TAKE NOTICE that an Annual Meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units and special voting units of Liquor Stores Income Fund (the "**Fund**") will be held in the Empire Ballroom of The Fairmont Hotel Macdonald, 10065 – 100th Street, Edmonton, Alberta, on Tuesday, May 15, 2007, at 10:00 a.m. (Edmonton time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the year ended December 31, 2006, and the auditors' report thereon;

2. to elect the trustees of the Fund;

3. to appoint the auditors of the Fund and to authorize the trustees to fix their remuneration as such; and

4. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular accompanying and forming part of this Notice.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Proxy Dept., CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1 (or by facsimile to 416-368-2502). In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time set for the holding of the Meeting or any adjournment thereof.

The record date for the Meeting is the close of business on April 13, 2007 (the "**Record Date**"). Unitholders of record will be entitled to vote those trust units and special voting units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who becomes a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED this 11th day of April, 2007.

BY ORDER OF THE TRUSTEES OF LIQUOR STORES INCOME FUND

(Signed) "*Jim Dinning*"
Chairman, The Board of Trustees
Liquor Stores Income Fund

LIQUOR STORES INCOME FUND

MANAGEMENT PROXY CIRCULAR

(Containing information as at April 11, 2007 unless indicated otherwise)

PROXY SOLICITATION AND VOTING MATTERS

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the trustees (the "**Trustees**") of Liquor Stores Income Fund (the "**Fund**") for use at the annual meeting (the "**Meeting**") of holders ("**Unitholders**") of trust units ("**Units**") and special voting units ("**Special Voting Units**"), and together with the units, the ("**Voting Units**") of the Fund to be held in the Empire Ballroom of The Fairmont Hotel Macdonald, 10065 – 100th Street, Edmonton, Alberta, at 10:00 a.m. (Edmonton time), on Tuesday, May 15, 2007, or at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

It is expected that the solicitation of proxies for the Meeting will be primarily by mail, but proxies may be solicited personally, by telephone or by other means of communication by the Trustees of the Fund and by the directors, officers and regular employees of Liquor Stores GP Inc. ("**Liquor Stores GP**"), as administrator of the Fund, who will not be specifically remunerated therefor. All costs of solicitation of proxies by or on behalf of the Trustees will be borne by Liquor Stores GP, as administrator of the Fund.

Appointment of Proxies

The persons named in the accompanying form of proxy are directors and officers of Liquor Stores GP Inc., the administrator of the Fund. A Unitholder desiring to appoint some other person, who need not be a Unitholder, to represent that Unitholder at the Meeting has the right to do so, either by inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy.

A form of proxy must be in writing and signed by the Unitholder or by the Unitholder's attorney duly authorized in writing or, if the Unitholder is a body corporate or association, under its seal or by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing. If the form of proxy is executed by an attorney, evidence of the attorney's authority must accompany the form of proxy. A proxy will not be valid unless the completed form of proxy is received by Proxy Dept., CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario, M1S 0A1 (or by facsimile to 416-368-2502) not less than 48 hours before the commencement of the Meeting, or any adjournment thereof.

Revocation of Proxies

A Unitholder who has given a form of proxy may revoke it by an instrument in writing that is signed and delivered to CIBC Mellon Trust Company in the manner as described above so as to arrive at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the form of proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law. A revocation of a form of proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

The Trustee representatives designated in the enclosed form of proxy will vote or withhold from voting the Units in respect of which they are appointed proxy on any ballot that may be called for in accordance with the instructions of the Unitholder as indicated on the form of proxy and, if the Unitholder specifies a choice with respect to any matter to be acted upon, the Units will be voted accordingly. Where no choice is specified in the form of proxy, such Units will be voted "for" the matters described therein and in this Management Proxy Circular, other than for the appointment of an auditor and the election of Trustees.

The enclosed form of proxy confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, other than for the appointment of an auditor and the election of Trustees. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any other business is properly brought before the Meeting, it is the intention of the Trustee representatives designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the Trustees know of no such amendment, variation or other matter that may be presented to the Meeting.

INFORMATION FOR BENEFICIAL UNITHOLDERS

These meeting materials are being sent to both registered and non-registered Unitholders. If you are a non-registered Unitholder and the Fund or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary/broker holding on your behalf.

The information set forth in this section is important to all Unitholders of the Fund. Unitholders who do not hold their Units in their own name are referred to in this Management Proxy Circular as "**Beneficial Unitholders**". Beneficial Unitholders should note that only a Unitholder whose name appears on the records of the Fund as a registered holder of Units or a person they appoint as a proxy can be recognized and vote at the Meeting. Currently, all issued and outstanding Units are in a book-based system administered by The Canadian Depository for Securities Ltd. ("**CDS**"). Consequently, all Units are currently registered under the name of CDS & Co. (the registration name for CDS). CDS also acts as nominee for brokerage firms through which Beneficial Holders hold their Units. Units held by CDS can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.

Applicable regulatory policy requires intermediaries/brokers to whom meeting materials have been sent to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ("**ADP**"). ADP typically prepares a special voting instruction form, mails those forms to the Beneficial Unitholders and asks for appropriate instructions respecting the voting of Units to be represented at the Meeting. Beneficial Unitholders are requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access ADP's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Units held by them. ADP then tabulates the results of all voting instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting. The voting instruction form must be returned as directed by ADP well in advance of the Meeting in order to have the Units voted. Beneficial Unitholders who receive forms of proxies or voting materials from organizations other than ADP should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Units at the Meeting.

In addition, the Fund has sent meeting materials directly to certain Beneficial Unitholders. By choosing to send these materials to you directly, the Fund (and not the intermediary/broker holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your instructions as specified in the request for voting instructions.

Beneficial Unitholders cannot be recognized at the Meeting for purposes of voting their Units in person or by way of depositing a form of proxy. If you are a Beneficial Unitholder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your intermediary/broker well in advance of the Meeting to determine how you can do so.

Beneficial Unitholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their Units voted at the Meeting.

FUND STRUCTURE

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Alberta on August 10, 2004, by a Declaration of Trust. The Fund does not carry on an active business, but indirectly holds a 75.6% interest in Liquor Stores Limited Partnership ("**Liquor Stores LP**"), which carries on a retail liquor store business (the "**Business**") in Alberta and British Columbia. Liquor Stores LP has issued ordinary ("**Ordinary LP Units**"), exchangeable ("**Exchangeable LP Units**") and subordinated ("**Subordinated LP Units**") and together with the Ordinary LP Units and the Exchangeable LP Units, the "**LP Units**") limited partnership units. The Ordinary LP Units are held by Liquor Stores Operating Trust (the "**LSOT**"), all of the trust units of which are owned by the Fund. The Exchangeable LP Units and the Subordinated LP Units are held by The Liquor Depot Corporation ("**Liquor Depot**"), Liquor World Group Inc ("**Liquor World**") and certain associated entities (the "**Vendors**"). Liquor Stores LP acquired a portion of its Business from the Vendors on completion of the Fund's initial public offering on September 28, 2004.

Liquor Stores GP is the general partner of Liquor Stores LP and also acts as the administrator of the Fund and LSOT pursuant to the terms of an Administration Agreement. The principal offices of the Fund, Liquor Stores GP, Liquor Stores LP and LSOT are located at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1.

The affairs of the Fund are supervised by four Trustees. The affairs of Liquor Stores GP are supervised by its eight-member board of directors.

See also "**Additional Information Respecting the Fund**".

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

There are 10,232,237 Units and 3,300,255 Special Voting Units of the Fund issued and outstanding, each of which entitles the holder to one vote on a ballot. The Special Voting Units have been issued in relation to the Exchangeable LP Units and Subordinated LP Units held by the Vendors, which are exchangeable into 3,300,255 Units. The Special Voting Units are automatically cancelled when such Exchangeable LP Units and Subordinated LP Units are exchanged for Units.

On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. Only registered holders of Voting Units at the close of business on April 13, 2007, the record date (the "**Record Date**") for the Meeting established by the Trustees, are entitled to vote at the Meeting.

To the knowledge of the Trustees, no person beneficially owns, directly or indirectly, or controls or directs Voting Units carrying more than 10% of the voting rights attached to any class of voting securities, other than:

Name	Class and Number of Securities	Percentage of Class	Percentage of Voting Units
Liquor Depot (1)	2,018,644 Special Voting Units	61.2%	14.9%
Liquor World (2)	990,663 Special Voting Units	30.0%	7.3%

Notes:

(1) Mr. Kipnes, Chief Executive Officer of Liquor Stores GP, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 64.04% of the outstanding shares of Liquor Depot. Mr. Margolus, a director of Liquor Stores GP, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 14.23% of the outstanding shares of Liquor Depot.

(2) Mr. Bereznicki, the Chairman and Director of Store Acquisitions and Development of Liquor Stores GP and Mr. Green, a Director of Liquor Stores GP, together with their respective associates and affiliates own beneficially, directly or indirectly, or exercise control or direction over, approximately 40.77% and 10.07%, respectively, of the outstanding shares of Liquor World.

MATTERS TO BE ACTED UPON AT THE MEETING

Other than as set for herein, neither the Trustees of the Fund nor management of Liquor Store GP is aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any nominee for Trustee or any Trustee, director or executive officer of the Fund or Liquor Stores GP or any one who has held office as such since the beginning of the Fund's last financial year, or of any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting.

Election Of Trustees

The number of Trustees to be elected at the Meeting is determined from time to time by resolution of the Trustees, such number being not more than nine and not less than three. The Trustees have fixed the number of Trustees to be elected at the Meeting at four. The term of office of each of the present Trustees expires at the close of the Meeting. Each Trustee elected at the Meeting will hold office for a term expiring at the close of the next annual meeting of Unitholders or until his successor is appointed, unless his office is vacated earlier in accordance with the Declaration of Trust of the Fund.

In the following table, for each person proposed to be nominated for election as a Trustee, is stated his name, municipality of residence, the period or periods during which he has served as a Trustee, his principal occupation, his other public entity directorships and the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed by him, as at the date hereof:

Name and Municipality of Residence (1)	Period of Service as a Trustee	Principal Occupation and Other Public Directorships (1)	Number of Voting Units (2)
R. John Butler, Q.C.(4) Edmonton, Alberta, Canada	Since August 2004	Counsel, Bryan & Company (law firm). Mr. Butler is also a director of TELUS Corporation.	20,000 Units(3)
Gary Collins (4) Vancouver, British Columbia, Canada	Since September 2006	Corporate director. Mr. Collins is a Senior Vice President of Belkorp Industries Inc. Mr. Collins is also a director of Catalyst Paper Corporation. Previously Mr. Collins was President and Chief Executive Officer of HMY Airways Inc. (airline company) from December 2004 to December 2006 and prior thereto a Member of the British Columbia Legislative Assembly and Minster of Finance, British Columbia.	(3)
Jim Dinning (4) Calgary, Alberta, Canada	Since August 2004	Chairman, Western Financial Group (Financial services company). Mr. Dinning is also a director of Finning International Inc., Shaw Communications Inc., Russel Metals Inc., Oncolytics Biotech Inc., Western Financial Group Inc. and Parkland Income Fund.	4,000 Units(3)
Glen H. Heximer, CA (4) St. Albert, Alberta, Canada	Since August 2004	Consultant and Business Advisor. Retired Partner Ernst & Young LLP.	2,500 Units(3)

Notes:

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Fund, has been furnished by the respective Trustees individually.

(2) The information as to the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed, not being within the knowledge of the Fund, has been based upon reports filed with the Alberta Securities Commission.

(3) In addition to Units, Messrs. Butler, Collins, Dinning and Heximer participate in a Trustee and Director Deferred Unit Plan (the "Deferred Unit Plan") and hold 1,000, 725, 1,000 and 1,262 deferred units, respectively. See "Compensation of Trustees and Directors". Deferred unit means the right to receive the settlement amount under an award made pursuant to the Deferred Unit Plan. The award will be settled in cash equal to the aggregate current market value of the units and based on the closing price of the Units on the TSX on the trading day immediately preceding the payment date.

(4) Member of the Audit Committee of the Fund.

A "record of attendance by Trustees" at meetings of the Trustees and their committees for the year ended December 31, 2006, is set out in **Schedule "B"** hereto.

Unless such authority is withheld, the Trustee representatives named in the accompanying form of proxy intend to vote for the election of the nominees whose names are set forth herein.

To the knowledge of the Trustees, no proposed Trustee is, or within the ten years prior to the date hereof, has been, a director or executive officer of any other company that, while that person was acting in that capacity: (i) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Trustees, no proposed Trustee has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed Trustee.

Furthermore, to the knowledge of the Trustees, no proposed Trustee has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed Trustee. Moreover, in the opinion of the Fund, no disclosure concerning a settlement agreement entered into by a Trustee before December 31, 2000, is likely to be considered important to a reasonable investor in deciding whether to vote for a proposed Trustee.

Appointment of Auditors

At the Meeting, Unitholders will be called upon to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Fund, to hold office until the next annual meeting of the Fund, at a remuneration to be fixed by the Trustees. PricewaterhouseCoopers LLP has acted as the auditors of the Fund since the inception of the Fund on August 10, 2004.

Unless such authority is withheld, the Trustee representatives named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Fund, to hold office until the next annual meeting of the Fund, at a remuneration to be fixed by the Trustees.

The Trustees recommend that the Unitholders vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Fund, at a remuneration to be fixed by the Trustees.

The information required by Form 52-110F1 of the Multilateral Instrument 52-110 *Audit Committees* of the Canadian Securities Administrators including information about the fees billed to the Fund by PricewaterhouseCoopers LLP is contained in the Fund's Annual Information Form for the year ended December 31, 2006, under the heading "Audit Committee".

ADDITIONAL INFORMATION RESPECTING THE FUND

Under applicable securities legislation, the Fund is required to provide certain information with respect to the Fund, its Trustees and officers. The Fund, however, does not carry on business, does not have officers and is dependent for its results on the performance of Liquor Stores LP. Liquor Stores GP is responsible for administering the Fund and its business in accordance with the Administration Agreement. Consequently, in addition to the information relating to the Fund and Trustees, this Management Proxy Circular includes information relating to Liquor Stores GP and its directors and officers.

Administration Agreement

Under the Administration Agreement, Liquor Stores GP has agreed to provide or arrange for the provision of services required in the administration of the Fund (and LSOT) including those necessary to: (a) ensure compliance by the Fund with its continuous disclosure obligations under applicable securities legislation; (b) provide investor relations services; (c) provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Declaration of Trust; (d) convene meetings of Unitholders and distribute required meeting materials; (e) provide for the calculation of distributions to Unitholders; (f) attend to all administrative and other matters arising in connection with any redemptions of Units; (g) use its best efforts to ensure compliance with the Fund's limitations on non-resident ownership; (h) attend to all administrative matters in connection with the Note Indenture under which Notes of LSOT are issued to the Fund; and (i) provide general accounting, bookkeeping and administrative services to the Fund.

The administration of the Fund under the Administration Agreement may be terminated at any time by the Fund upon notice in writing to Liquor Stores GP and upon payment to Liquor Stores GP of all costs and expenses incurred by Liquor Stores GP in terminating contracts entered into by Liquor Stores GP with the approval of the Fund for the performance by Liquor Stores GP of its duties under the Administration Agreement. All expenses incurred by Liquor Stores GP and attributable to the exercise of its duties in the administration of the Fund are the responsibility of Liquor Stores GP (and are reimbursed by Liquor Stores LP) and no fee is payable to Liquor Stores GP for the services provided by it to the Fund under the Administration Agreement.

Directors of Liquor Stores GP

Pursuant to the provisions of a Securityholders Agreement, the board of directors of Liquor Stores GP currently consists of eight directors. For so long as the Vendors and certain permitted assignees (collectively, the "**Vendor Group**") hold, directly or indirectly, LP Units or Units representing, on a fully diluted basis, not less than 30% of the outstanding Units, the Vendor Group is entitled to nominate three individuals as directors to the board of directors of Liquor Stores GP, for so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing, on a fully diluted basis, less than 30% but not less than 20% of the outstanding Units on a fully diluted basis, the Vendor Group is entitled to nominate two individuals as directors to the board of directors of Liquor Stores GP and for so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing, on a fully-diluted basis, less than 20% but not less than 10% of the outstanding Units on a fully-diluted basis, the Vendor Group is entitled to nominate one individual as a director to the board of directors of Liquor Stores GP, and LSOT is required to vote its shares of Liquor Stores GP in favour of such individuals.

In the following table, for each person proposed to be nominated for election as a director of Liquor Stores GP is stated his name, municipality of residence, the period or periods during which he has served as a director, his principal occupation, his other public entity directorships and the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed by him, as at the date hereof:

Name and Municipality of Residence (1)	Period of Service as a Director	Principal Occupation and Other Public Directorships (1)	Number of Voting Units (2)
Henry Bereznicki, P Eng, MBA(4) Edmonton, Alberta, Canada	Since August 2004	Chairman and Director of Store Acquisitions and Development of Liquor Stores GP and President, Western Region, Sterling Centrecorp Inc. (real estate investment and services company).	(7)
R. John Butler, Q.C.(3)(5)(6) Edmonton, Alberta, Canada	Since August 2004	Counsel, Bryan & Company (law firm). Mr. Butler is also a director of TELUS Corporation.	20,000 Units(11)
Gary Collins (3)(5)(6) Vancouver, British Columbia, Canada	Since September 2006	Corporate director. Mr. Collins is a Senior Vice President of Belkorp Industries Inc. Mr. Collins is also a director of Catalyst Paper Corporation. Previously Mr. Collins was President and Chief Executive Officer of HMY Airways Inc., a Member of the British Columbia Legislative Assembly and Minster of Finance, British Columbia.	(11)

Jim Dinning [3][5][6] Calgary, Alberta, Canada	Since August 2004	Chairman, Western Financial Group (Financial services company). Mr. Dinning is also a director of Finning International Inc., Shaw Communications Inc., Russel Metals Inc., Oncolytics Biotech Inc., Western Financial Group Inc. and Parkland Income Fund.	4,000 Units[11]
Robert S. Green, LLB [3] Toronto, Ontario, Canada	Since August 2004	President and Chief Operating officer, Sterling Centrecorp Inc. (real estate investment and services company). Mr. Green is also a director of Sterling Centrecorp Inc.	[7]
Glen H. Heximer, CA [3][5][6] St. Albert, Alberta, Canada	Since August 2004	Consultant and Business Advisor. Retired Partner Ernst & Young LLP.	2,500 Units[11]
Irving Kipnes, P. Eng. [4] Edmonton, Alberta, Canada	Since August 2004	President and Chief Executive Officer of Liquor Stores GP and President and Managing Director of the Delcon Development Group of Companies (real estate development).	[9]
David B. Margolus, Q.C. [3] Edmonton, Alberta, Canada	Since August 2004	Counsel, Witten LLP (law firm). Mr. Margolus is also a director of XS Cargo Income Fund.	[10]

Notes:

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Fund, has been furnished by the respective directors individually.
(2) The information as to the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed, not being within the knowledge of the Fund, has been based upon reports filed with the Alberta Securities Commission.
(3) Nominee of the Fund.
(4) Nominee of the Vendor Group (the members of which in aggregate beneficially own or exercise control or direction over 3,301,680 Special Voting Units).
(5) Member of the Compensation and Governance Committee of Liquor Stores GP.
(6) Member of the Audit Committee of the Fund.
(7) Mr. Bereznicki, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 40.77% of the outstanding shares of Liquor World, which owns beneficially, directly or indirectly, or exercise control or direction over 990,663 Special Voting Units. In addition, Mr. Bereznicki owns directly 42,600 Units.
(8) Mr. Green, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 10.07% of the outstanding shares of Liquor World, which owns beneficially, directly or indirectly, or exercise control or direction over 990,663 Special Voting Units. Mr. Green is a participant in the Deferred Unit Plan and holds 696 deferred units.
(9) Mr. Kipnes, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 64.04% of the outstanding shares of Liquor Depot, which owns beneficially, directly or indirectly, or exercises control or direction over 2,018,644 Special Voting Units. In addition, Mr. Kipnes owns indirectly 100,000 Units.
(10) Mr. Margolus, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 14.23% of the outstanding shares of Liquor Depot which owns beneficially, directly or indirectly, or exercises control or direction over 2,018,644 Special Voting Units. Mr. Margolis is a participant in the Deferred Unit Plan and holds 500 deferred units.
(11) In addition to Units, Messrs. Butler, Collins, Dinning and Heximer participate in the Deferred Unit Plan and hold 1,000, 725, 1,000 and 1,262 deferred units, respectively. See "Compensation of Trustees and Directors".

A "record of attendance by Directors" at meetings of the board of directors of Liquor Stores GP and its committees for the year ended December 31, 2006, is set out in **Schedule "B"** hereto.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of the compensation earned by the Chief Executive Officer and Chief Financial Officer of Liquor Stores GP, and each of the three most highly compensated executive officers of Liquor Stores GP, other than the Chief Executive Officer and Chief Financial officer, who were serving as executive officers at the end of the most recently completed financial year and whose salary and bonus exceeds $150,000 (the "**Named Executive Officers**"):

			Annual Compensation		Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Securities Under Options / SARs Granted	Units Subject to Resale Restrictions	LTIP Payouts	All Other Compensation
Henry Bereznicki [1]	2006	$300,000	-	-	-	200,000[6]	-	-
Chairman and Director of	2005	$50,000	$100,000	-	-	-	-	-
Store Acquisitions and Development	2004	$13,014[4]	-	-	-	-	-	-
Irving Kipnes [1]	2006	$300,000	-	-	-	200,000[6]	-	-
Chief Executive Officer	2005	$50,000	[3]	-	-	-	-	-
	2004	$13,014[4]	-	-	-	-	-	-
Richard J. Crook [1]	2006	$240,000	$120,000	-	-	200,000[6]	-	-
President and Chief	2005	$200,000	$150,000[5]	-	-	-	-	-
Operating Officer	2004	$52,055[4]	$25,000	-	-	-	-	-
Patrick J. de Grace [2] Vice President Finance and Chief Financial Officer	2006	$180,000	$54,000	-	-	120,000[6]	-	-
Raymond Jacobson [1]	2006	$100,000	$50,000	-	-	67,500[6]	-	-
Vice President Store	2005	$90,000	$50,000	-	-	-	-	-
Operations	2004	$23,245[4]	-	-	-	-	-	-

Notes:

(1) The employment of Messrs. Bereznicki, Kipnes, Crook and Jacobson commenced on September 28, 2004.

(2) The employment of Mr. de Grace commenced January 1, 2006.

(3) Mr. Kipnes waived his $100,000 bonus award.

(4) Reflects amounts paid for the period from September 28, 2004 to December 31, 2004.

(5) Includes Mr. Crook's bonus award as set out in his employment agreement and an additional $50,000 in respect of store acquisitions and development.

(6) $787,500 from Liquor Stores LP was used to fund the purchase of 36,350 Units in the market. These Units are held in trust and vest as to one-third on each of January 7, 2008, January 7, 2009 and January 7, 2010. See "Report on Executive Compensation". Monthly distributions are paid on units held in the 2007 Incentive Plan. The distributions vest under the same prescribed terms as the units held in the 2007 Incentive Plan.

Compensation of Trustees and Directors

The Trustees and directors of Liquor Stores GP are compensated partly in cash and partly in deferred units under the Deferred Unit Plan established in 2006.

Commencing October 1, 2006, the annual cash compensation for Trustees and directors of Liquor Stores GP is $60,000 and $30,000, respectively (without duplication), provided that no compensation is paid to the two nominees of the Vendor Group for serving as directors of Liquor Stores GP. Subsequent to September 30, 2006, no additional fees are charged for attending meetings of the Trustees, attending meetings of the board of directors of Liquor Stores GP, or serving as Chair of the Trustees or any committee of the Trustees or board of directors of Liquor Stores GP.

Trustees and Directors of Liquor Stores GP are eligible to participate in the Trustee and Director Deferred Unit Plan. The purpose of the Deferred Unit Plan is to enhance the ability of the Fund to attract and retain non-employee Trustees and directors whose training, experience and ability will promote the interests of the Fund and to align the interests of such non-employee Trustees and directors with the interests of Unitholders. The Deferred Unit Plan is designed to permit such non-employee Trustees and directors to defer the receipt of all or a portion of the cash compensation otherwise payable to them. The Deferred Unit Plan allows the Trustees and directors of Liquor Stores GP to elect to receive up to one-half of their cash compensation as an award of deferred units. Deferred unit means the right to receive the settlement amount under an award made pursuant to the Deferred Unit Plan. The award will be settled in cash equal to the aggregate current market value of the units and based on the closing price of the units on the TSX on the trading day immediately preceding the payment date. In connection with the adoption of the Deferred Unit Plan and to further and better align the interests of the Trustees and Directors with those of the Unitholders, the Trustees and the Board of Directors adopted a policy that Trustees and Directors hold an aggregate minimum of $80,000 and $40,000 of Units and deferred units, respectively, with such amount to be acquired within five years.

In addition to any amounts elected, Trustees and directors of Liquor Stores GP are awarded 1,000 and 500 deferred units annually, respectively, (without duplication) other than Trustees or directors of Liquor Stores GP who are employees of the Fund, Liquor Stores GP or a Fund affiliate. Deferred units credited to participants are subject to adjustment based on the Fund's per Unit distributions and settlement in cash, or at the Funds option, Units, on the earlier of three years following the award date or the date the participant cesses to be a Trustee or director.

Until September 30, 2006, the compensation for Trustees and directors of Liquor Stores GP was $20,000 per Trustee or director per year (without duplication) and $1,250 per Trustee or director of Liquor Stores GP for attending meetings of the Trustees or the board of directors of Liquor Stores GP, as the case may be, provided that no compensation was paid to the nominees of the Vendor Group for serving as directors of Liquor Stores GP or attending board or committee meetings. The chair of the Trustees and the chairs of each committee of the Trustees or (without duplication of fees) committees of the board of directors received an additional $5,000 per year in respect of chair duties.

The Fund and Liquor Stores GP also reimburse Trustees and directors for out-of-pocket expenses for attending meetings. No directors' compensation is paid to Trustees who are employees or members of management of Liquor Stores GP or Liquor Stores LP. No additional compensation is paid to Trustees for also serving as trustees of LSOT.

The aggregate amount earned by the Trustees and directors of Liquor Stores GP as cash compensation, in their capacity as such, during the financial year ended December 31, 2006, was $243,526 and awards of deferred units aggregated 5,183 Units with a market value of $99,773 at December 31, 2006, based on the closing price of the Units on December 29, 2006, of $19.25.

LTIP Awards, Options and SARs, and Defined Benefit or Actuarial

The Fund and its subsidiaries do not grant options or share appreciation rights ("SARs"), and do not have a defined benefit or actuarial plan.

Liquor Stores LP has established a long-term incentive plan ("**LTIP**") in which key senior management of Liquor Stores GP and Liquor Stores LP and the directors, officers and management of their affiliates are eligible to participate. The purpose of the LTIP is to provide eligible participants with compensation opportunities that will encourage ownership of Units, enhance Liquor Stores LP's ability to attract, retain and motivate key personnel, and reward key senior management for significant performance and associated per Unit cash flow growth of the Fund. Pursuant to the LTIP, Liquor Stores LP will set aside a pool of funds based upon the amount by which the Fund's per Unit distributions exceed certain per Unit distributable cash threshold amounts. Such Units will then be purchased in the market or from treasury with such pool of funds and will be held until such time as ownership vests to each participant. The Compensation and Governance Committee of Liquor Stores GP administers the LTIP. The board of directors of Liquor Stores GP or the Compensation and Governance Committee has the power to, among other things; (i) determine those individuals who will participate in the LTIP, (ii) the level of participation of each participant and (iii) the time or times when ownership of the Units will vest for each participant.

The LTIP currently provides for awards that may be earned based on the amount by which distributable cash, as defined in the Amended and Restated Declaration of Trust of the Fund, exceeds a base distribution threshold of $1.00 per Unit per annum. The percentage amount of that excess which forms the LTIP incentive pool is determined in accordance with the table below:

Percentage by which Distributable Cash per Unit Exceeds Base Distribution Threshold	Proportion of Excess Distributable Cash Available for LTIP Payments [1]
5% or less	nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess of 5% plus 20% of any excess over 10%
Greater that 20%	10% of any excess over 5%, plus 20% of any excess over 10% to 20%, plus 25% of any excess over 20%

Note:

(1) Annualized for fiscal periods of less than 12 months.

The base distribution threshold is subject to adjustment by the Compensation and Governance Committee from time to time. The board of directors of Liquor Stores GP or the Compensation and Governance Committee may also in the future establish other incentive based compensation plans.

On March 7, 2007, the Compensation and Governance Committee approved the setting aside of $50,000 under the LTIP. No awards to Named Executive Officers were made under the LTIP during the most recently completed financial year.

In addition to the LTIP, Liquor Stores LP established a long-term incentive plan ("**2007 Incentive Plan**") to reward key senior management of Liquor Stores GP in respect of their 2006 performance, to encourage ownership of Units, and to retain and motivate key personnel. On March 7, 2007 a one time deferred bonus was approved under the 2007 Incentive Plan of $950,000 to be paid out in Units and vest as to one-third on each of January 7, 2008, January 7, 2009 and January 7, 2010.

Termination of Employment, Change in Responsibilities and Employment Contracts

All of the Named Executive Officers are parties to employment agreements with Liquor Stores GP, which outline the terms and conditions of their employment. These agreements generally provide for minimum base salaries, which in the case of Messrs. Bereznicki, Kipnes and Crook are $300,000 each, in the case of Mr. de Grace is $200,000 and in the case of Mr. Jacobson is $120,000. The contracts also provide that the Named Executive Officers are entitled to participate in any long-term incentive plan (including the LTIP) from time to time and to receive annual discretionary bonuses. Mr. Crook is entitled to a bonus of up to 50% of his annual salary based on the achievement of certain key objectives to be established annually. Mr. de Grace is entitled to a bonus of up to 35% of his annual salary based on the achievement of certain key objectives to be established annually. Mr. Jacobson is entitled to a bonus of up to 50% of his annual salary based on the achievement of certain key objectives to be established annually.

The agreements with Messrs. Bereznicki and Kipnes provide that they are to receive identical remuneration (including salary, benefits, bonus, and participation in the LTIP) for so long as they continue to be employees of Liquor Stores GP or its affiliates, with Messrs. Bereznicki and Kipnes to make joint recommendations with respect to such remuneration.

The agreements with Messrs. Bereznicki and Kipnes continue until December 31, 2009, but may be terminated earlier by Liquor Stores GP for just cause. Mr. Bereznicki or Mr. Kipnes may terminate his agreement at any time after December 31, 2006, on not less than sixty (60) days notice. Mr. Crook's agreement is for an indefinite term but may be terminated by Liquor Stores GP at any time for just cause or without cause on payment of an amount equal to two times Mr. Crook's average annual remuneration (including salary, bonus, LTIP and benefits) over the preceding three years. Mr. Crook is also entitled to a payment of two times his average annual remuneration if he resigns or his employment is terminated within one year of a "change of control" (as defined in the agreement) of Liquor Stores GP. Mr. de Grace's agreement is for an indefinite term but may be terminated by Liquor Stores GP at any time for just cause or without cause on payment of an amount equal to Mr. de Grace's average annual remuneration (including salary, bonus, LTIP and benefits) over the preceding three years (one and one-half times his average annual remuneration (one and one-half times after December 31, 2008) after December 31, 2008). Mr. de Grace is also entitled to a payment equal to his average annual remuneration (one and one-half times after December 31, 2008) if he resigns or his employment is terminated within one year of a "change of control" (as defined in the agreement) of Liquor Stores GP. Mr. Jacobson's agreement is for an indefinite term but may be terminated by Liquor Stores GP at any time for just cause or without cause on payment of an amount equal to Mr. Jacobson's remuneration (including salary, bonus, LTIP and benefits) for the preceding year.

Except as described above, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Fund or its subsidiaries, including periodic payments or instalments, in the event of the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of the Fund or any of its subsidiaries or a change in the Named Executive Officer's responsibilities following a change in control.

Trustees', Directors' and Officers' Liability Insurance

The Fund, LSOT, Liquor Stores GP and Liquor Stores LP maintain policies of insurance for their trustees, directors and officers, as applicable. The aggregate limit of liability applicable to the insured trustees, directors and officers under the policies is $20 million. Under the policies, each entity has reimbursement coverage to the extent that it has indemnified the trustees, directors and officers in excess of a deductible of $100,000. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Fund and its subsidiaries. The total limit of liability is shared among the insured entities and their respective trustees, directors and officers so that the limit of liability is not exclusive to any one of the entities or their respective trustees, directors and officers. The annual premium in the current financial year is $98,990. The premiums for the policy are not allocated between the insured trustees, directors and officers as separate groups.

Composition of the Compensation and Governance Committee

The Compensation and Governance Committee of Liquor Stores GP has the responsibility to review and make recommendations to the board of directors concerning the compensation of the executive officers of Liquor Stores GP. The Compensation and Governance Committee is comprised of four members: R. John Butler (Chair), Gary Collins, Jim Dinning and Glen H. Heximer. No member of the Compensation and Governance Committee is an officer, employee or former officer or employee of the Fund or any of its subsidiaries.

Report on Executive Compensation

The Compensation and Governance Committee's executive compensation philosophy is guided by its objective to obtain and retain executives critical to the success of Liquor Stores LP.

In 2006, the Compensation and Governance Committee initiated a review of compensation policies and practices for the Named Executive Officers. The Compensation and Governance Committee used various sources of information, including an independent consultant, to evaluate compensation of the Named Executive Officers relative to a comparative group of 12 income funds with similar philosophical, operating and growth characteristics. On the basis of the review completed to date and taking into consideration the structure of the Fund, the salaries of the Chairman and the Chief Executive Officer, Messrs. Berezniki and. Kipnes, were increased to $300,000 for 2006 from $50,000 in 2005.

The compensation of the Named Executive Officer's consists of three principal elements: salary, bonus and LTIP awards. Personal employment objectives include financial, process, customer and learning development areas and are set and approved by the Compensation and Governance Committee annually based on the Named Executive Officers role within the organization. The breakdown between salary and bonus is based on market comparisons of like organizations as determined by an independent source. Base salaries are paid to the Named Executive Officers in accordance with each of their employment agreements described under "Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts". The salaries provided for in the employment agreements were determined based on, among other things, individual performance and responsibilities, and compensation paid to executives of other organizations of similar size and complexity. Base salaries of Named Executive Officers are targeted to be at the 50th percentile of comparable organizations. In addition, each Named Executive Officer is entitled to participate in a bonus plan and receives a bonus of up to a specified percentage of his base salary based upon annual profits and distributable cash. In 2006, all Named Executive Officers met their individual objectives in addition to the financial objectives met by the Fund and received the maximum bonus amounts allowable under their employment agreements. Combination of base salary and bonus is targeted to be in the 75th percentile of comparable organizations. In respect of the 2006 financial year, the Compensation and Governance Committee determined to provide a long-term bonus to the Named Executive Officers in form of Units that would vest over time, to enhance the alignment of the interests of the Named Executive Officers with the medium and long term interests of Unitholders. Of the $950,000 approved under the 2007 Incentive Plan, Named Executive Officers were awarded $787,500. These funds were used to purchase Units in the market. The Units are held in trust and vest as to one-third on each of January 7, 2008, January 7, 2009, and January 7, 2010. See "Executive Compensation -Summary Compensation Table. Prior to 2006, Named Executive Officers were not granted long term incentive awards.

Submitted by:

R. John Butler (Chair)
Gary Collins
Jim Dinning
Glen H. Heximer

Performance Graph

The following chart compares the cumulative total Unitholder return, including the reinvestment of distributions, from September 28, 2004, the date upon which the Fund completed its initial public offering and the Units were first listed on the TSX, for $100 invested in the units of the Fund with the cumulative total return from the S&P/TSX Canadian Income Trust Index (Total Return) and the S&P/TSX Composite Index:


$260
$240
$220
$200
$180
$160
$140
$120
$100
September-04
December-04
March-05
June-05
September-05
December-05
March-06
June-06
September-06
December-06
The Fund
S&P/TSX Income Trust TR
S&P/TSX Composite TR

Performance Graph Values	September 28, 2004	December 31, 2004	December 31, 2005	December 31, 2006
Liquor Stores Income Fund (Total Return)	$100	$147.98	$187.98	$218.08
S&P/TSX Canadian Income Trust Index (Total Return)	$100	$111.24	$145.70	$141.56
S&P/TSX Composite Index	$100	$109.37	$135.75	$159.19

Actual Values	September 28, 2004	December 31, 2004	December 31, 2005	December 31, 2006
Liquor Stores Income Fund (Total Return)	$10.00	$14.80	$18.80	$21.81
S&P/TSX Canadian Income Trust Index (Total Return)	158.06	175.83	230.30	223.75
S&P/TSX Composite Index	19,607.99	21,144.89	26,618.80	31,213.49

SECURITIES AUTHORIZED FOR ISSUANCE UNDER UNIT COMPENSATION PLANS

At December 31, 2006, the Fund had 400,000 Units authorized for issuance pursuant to Liquor Stores LP's LTIP. For details regarding the LTIP see "Executive Compensation – LTIP Awards, Options and SARs, and Defined Benefit or Actuarial Plans".

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	Nil	Nil	400,000[1]
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	Nil	Nil	400,000[1]

Note:

(1) These Units were reserved pursuant to the LTIP. See "Executive Compensation – LTIP Awards, Options and SARs, and Defined Benefit or Actuarial Plans".

INDEBTEDNESS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

There is no indebtedness outstanding on the date hereof owed to (i) the Fund or any of its subsidiaries, or (ii) another entity where that indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Fund or any of its subsidiaries, by any present or former trustees, directors, executive officers and employees, as applicable, of the Fund and its subsidiaries in connection with (i) the purchase of securities, or (ii) all other indebtedness, other than routine indebtedness.

Indebtedness of Trustees, Directors and Executive Officers under Securities Purchase and Other Programs

Since the commencement of the Fund's most recently completed financial year, there has been no indebtedness outstanding owed to (i) the Fund or any of its subsidiaries, or (ii) another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Fund or any of its subsidiaries, other than routine indebtedness, by any individual who is, or at any time during the Fund's most recently completed financial year was, a trustee, director or executive officer, as applicable, of the Fund or Liquor Stores GP, each proposed nominee for election as a Trustee of the Fund or a director of Liquor Stores GP, and each associate of any such trustee, director, executive officer or proposed trustee or director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below and elsewhere in this Management Proxy Circular, no informed person of the Fund, nor any proposed Trustee, nor any associate or affiliate of any informed person or proposed Trustee, has any material interest, direct or indirect, in any transaction since the commencement of the Fund's last financial year or in any proposed transaction which has materially affected or would materially affect the Fund or any of its subsidiaries.

1. Mr. Margolus of Edmonton, Alberta, is counsel to Witten LLP, which firm, among others, receives fees for legal services provided to the Fund and its subsidiaries.

2. One of Liquor Stores LP's stores is located in a shopping centre owned by an entity of which Messrs. Bereznicki of Edmonton, Alberta and Green of Toronto, Ontario are officers, directors and shareholders.

3. Liquor Stores LP leases its warehouse premises from a company owned by the family of Mr. Margolus. The lease terminates April 30, 2007.

4. Entities of which one or more directors of Liquor Stores GP are directors, officers or shareholders currently manage the shopping centres at which three of Liquor Stores LP's stores are located.

5. A company controlled by Mr. Kipnes of Edmonton, Alberta was contracted to assist in supervising new store construction and the renovation of acquired stores at industry competitive rates. This arrangement was terminated in January, 2007.

6. The Fund has entered into a lease for new office premises with a limited partnership in which Mr. Kipnes has a 50% indirect interest and for which Mr. Kipnes is presently the sole officer and director of the general partner. The Fund has received independent fairness and legal opinions concerning the terms of the lease.

   The foregoing transactions and related operating and administrative expenses were incurred in the normal course of business at terms similar with unrelated parties.

MANAGEMENT CONTRACTS

There are no management functions of the Fund or any of its subsidiaries that are to any substantial degree performed by a person other than the Trustees, directors or executive officers, as applicable, of the Fund or a subsidiary, other than the services provided by Liquor Stores GP to the Fund and LSOT pursuant to the Administration Agreement.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Trustees know of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters properly come before the Meeting, it is the intention of the Trustee representatives named in the form of proxy accompanying this Management Proxy Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com. Additional financial information is provided in the Fund's audited consolidated financial statements and management's discussion and analysis for the Fund's most recently completed financial year. A copy of the Fund's financial statements and management's discussion and analysis is available upon written request to the Vice President Finance and Chief Financial Officer of Liquor Stores GP at Liquor Stores GP, Suite #1120, 10235 – 101 Street, Edmonton, Alberta, T5J 3G1.

APPROVAL OF CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Management Proxy Circular have been approved by the Trustees.

DATED this 11th day of April, 2007.

By Order of the Trustees

(signed) "*Jim Dinning*"
Chairman, The Board of Trustees
Liquor Stores Income Fund

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Multilateral Instrument 52-110 *Audit Committees* (the "**CSA Audit Committee Rules**") include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. Reference is made to the section entitled "Audit Committee" of the Annual Information Form of the Fund dated March 7, 2007, available on SEDAR at www.sedar.com and which may be obtained free of charge, on request, from the Secretary of Liquor Stores GP.

National Policy 58-201 *Corporate Governance Guidelines* (the "**CSA Governance Policy**") provides guidance on governance practices for Canadian issuers and National Instrument 58-101 *Disclosure of Corporate Governance Practices* (the "**CSA Disclosure Instrument**") requires issuers to make prescribed disclosure regarding their governance practices. The Fund believes that its corporate governance practices meet the requirements of the CSA Disclosure Instrument and the CSA Governance Policy, as reflected in the disclosure made hereunder.

Because of the Fund's structure, its approach to governance is best addressed jointly by the Trustees and the board of directors (the "**Board of Directors**" or the "**Board**") of Liquor Stores GP. The Fund is a trust created to hold, directly or indirectly, the securities of Liquor Stores LP and does not conduct any active business. The active business of Liquor Stores LP is managed by Liquor Stores GP, as general partner of Liquor Stores LP. The business of Liquor Stores GP is overseen by the Board of Directors and its committees. The committees report and recommend actions to the Board of Directors and, as needed, to the Trustees. The Trustees are also members of the Board of Directors, facilitating reporting and information exchange.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
1. Board of Directors		
(a) Disclose the identity of directors who are independent.	Yes	All four (4) of the Trustees are "independent" within the meaning of the CSA Disclosure Instrument. They are R. John Butler, Gary Collins, Jim Dinning and Glen H. Heximer. Of the eight (8) members of the Board of Directors of Liquor Stores GP, six (6) directors are "independent" within the meaning of the CSA Disclosure Instrument. They are R. John Butler, Gary Collins, Jim Dinning, Glen H. Heximer, Robert S. Green and David Margolus. Messrs. Green and Margolus, together with their associates and affiliates, are, directly or indirectly, shareholders of certain of the Vendors from whom Liquor Stores LP acquired the Business on September 28, 2004 and which continue to hold exchangeable and subordinated partnership units of Liquor Stores LP and special voting units of the Fund. In addition, Mr. Margolus is counsel to Witten LLP, which is one firm of several that receives fees for legal services provided to the Fund and its subsidiaries, a company owned by family members of Mr. Margolus leases warehouse premises to Liquor Stores LP, which lease terminates April 30, 2007, and Mr. Green is a shareholder of an entity from which Liquor Stores LP leases one of its stores. The Trustees have concluded, however, that these relationships cannot reasonably be expected to interfere with the exercise of independent judgement by Messrs. Green and Margolus and accordingly that each of Mr. Green and Mr. Margolus is "independent" within the meaning of the CSA Disclosure Instrument.

	Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	Two (2) of the directors, Messrs. Bereznicki and Kipnes are officers of Liquor Stores GP and therefore do not qualify as "independent" within the meaning of the CSA Disclosure Instrument.
(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.	Yes	All of the four (4) current Trustees (and Trustee nominees) are independent. Six (6) of Liquor Stores GP's eight (8) current directors (and director nominees) are independent.
(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	The reporting issuer directorships of all Trustee and director nominees are described on pages 4 and 6 to 7, respectively, of this Management Proxy Circular.
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes	The Trustees, all of whom are independent and all of whom are also members of the Board of Directors, meet at each regularly scheduled Liquor Stores GP meeting (in their capacity as directors) without management under the chairmanship of the independent Chair of the Trustees. Five (5) such meetings were held in 2006.
(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Yes	Jim Dinning is the Chair of the Trustees. Mr. Dinning is independent within the meaning of the CSA Disclosure Instrument. The Chair: (i) meets with the other Trustees at each regularly scheduled Trustee meeting; (ii) holds additional meetings with the Trustees at the request of any such Trustee; and (iii) communicates to the Trustees any comments, questions or suggestions of such Trustees. Henry Bereznicki is the Chair of the Board. Mr. Bereznicki is not independent within the meaning of the CSA Disclosure Instrument. However, six (6) of Liquor Stores GP's eight (8) current directors (and director nominees) are independent and the Compensation and Governance Committee of Liquor Stores GP is composed entirely of "independent" directors within the meaning of the CSA Disclosure Instrument. In addition, the independent members of the Board of Directors meet regularly without management or non-independent directors present.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Yes	The record of attendance of Trustees and directors at Trustee, Board and committee meetings during 2006 is set forth in **Schedule "B"** to this Management Proxy Circular.
2. **Board Mandate** - Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Yes	The Trustees have adopted a formal Trustees mandate, which is attached to this Management Proxy Circular as **Schedule "C"**. The Board of Directors has adopted a formal board mandate, which is attached to this Management Proxy Circular as **Schedule "D"**. The mandate of the Trustees states that, among other things, the Trustees are responsible for the stewardship of the Fund, including approving its overall strategic direction. Pursuant to the Fund's Declaration of Trust, the Trustees are responsible for supervising the activities and managing the investments and affairs of the Fund. Liquor Stores GP manages the business and affairs of Liquor Stores LP and the Board of Directors is responsible for managing the business and affairs of Liquor Stores GP. The Board of Directors holds regular meetings to review the business and affairs of Liquor Stores LP and to make decisions relating thereto. The Board of Directors, in conjunction with management, participates in the strategic planning process, identifies the principal risks of the business and seeks to implement appropriate systems to manage these risks, as well as seeking to ensure the integrity of the internal controls and management information systems of Liquor Stores LP. The Trustees fulfill their oversight of the strategic planning process through their participation on the Board of Directors. The Fund's business is administered by Liquor Stores GP, as administrator of the Fund.
3. **Position Descriptions**		
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	Yes	The Trustees have adopted formal terms of reference for the Chair of the Trustees and Trustee committee chairs. The Board of Directors has adopted formal terms of reference for the chair of the Board of Directors and Board committee chairs. The terms of reference of the Chair of the Trustees states that the Chair's primary role is managing the affairs of the Trustees including leading the Trustees in their proper organization, effective functioning and meeting their obligations and responsibilities. The Trustees expect the Chair to provide leadership to enhance Trustees effectiveness and to facilitate their work as a cohesive group. The Chair of the Trustees also acts as a liaison between the Trustees and management of Liquor Stores GP, as administrator of the

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
		Fund, which involves working with the Chief Executive Officer (the "**CEO**") of Liquor Stores GP. The terms of reference of the Chair of the Board states that the Chair's primary role is managing the affairs of the directors including leading the directors in their proper organization, effective functioning and meeting their obligations and responsibilities. The directors expect the Chair to provide leadership to enhance Board effectiveness and to facilitate their work as a cohesive group. The Chair of the Board also acts as a liaison between the Board of Directors and management, which involved working with the CEO. The mandates of each committee chair provide that each Chair's primary role is managing the affairs of his respective committee, including leading the committee in its proper organization, effective functioning and meeting its obligations and responsibilities. Like the Chair of the Trustees and the Chair of the Board, each committee chair is expected to provide leadership to enhance committee effectiveness and oversee the committee's discharge of its duties and responsibilities. Committee chairs must report regularly to the Trustees or the Board of Directors, as applicable, on the business of their committee.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	Yes	The Board of Directors has adopted terms of reference for the CEO. The CEO's primary responsibilities include: (i) providing overall leadership and vision in developing, in concert with the Board, the strategic direction of Liquor Stores LP, (ii) providing overall leadership and vision in developing the tactics and business plans necessary to realize the objectives of Liquor Stores LP, and (iii) managing the overall business to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board, and financial and operational objectives are attained.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
		The Board expects the CEO and his management team to be responsible for the management of Liquor Stores LP's strategic and operational agenda and for the execution of the decisions of the Board. The directors expect to be advised on a regular basis as to the results being achieved, and to be presented for approval alternative plans and strategies, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board or the Trustees, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by Liquor Stores GP or Liquor Stores LP which are not in the ordinary course of operations. In particular, the Board approves the appointment of all officers of Liquor Stores GP and the Board or the Trustees, as applicable, approve all material transactions.
		The Compensation and Governance Committee of Liquor Stores GP, together with the Chair of the Board and the CEO, develop each year goals and objectives that the CEO is responsible for meeting. The Compensation and Governance Committee and the Chair of the Board evaluate the CEO's performance in light of such goals and objectives and establish the CEO's compensation based on this evaluation. The corporate objectives that the CEO is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budget as they are approved each year by the Board.
4. Orientation and Continuing Education		
(a) Briefly describe what measures the board takes to orient new directors regarding	Yes	The Compensation and Governance Committee is responsible for developing, monitoring and reviewing the Fund's orientation and continuing education programs for Trustees and directors. The Compensation and Governance Committee has developed the following orientation program.
(i) the role of the board, its committees and its directors, and		New Trustees and directors will be provided with extensive information on Liquor Stores LP's business, its strategic and operational business plans, its operating performance, its financial position and the governance system of the Fund and its subsidiaries. In addition, new Trustees and directors will meet individually with the CEO and other senior executives to discuss these matters.
(ii) the nature and operation of the issuer's business.		The program is designed to ensure that prospective candidates understand the role of the Trustees and the Board, as applicable, their respective committees and the contribution that individual Trustees and directors are expected to make, including, in particular, the personal commitment expected of Trustees and directors.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Yes	The Chair of the Trustees and the Chair of the Board, in consultation with the Compensation and Governance Committee, monitor and review the continuing education programs for Trustees and directors and ensure that Trustees and directors have access to education and information on an ongoing basis and as required. Senior management makes regular presentations to the Board and the Trustees on the main areas of the Fund's business.
5. **Ethical Business Conduct**		
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The Fund has adopted a Joint Code of Business Conduct (the "**Code**").
(i) disclose how a person or company may obtain a copy of the code;		The Code is accessible on the Fund's website at www.liquorstoresgp.ca and on SEDAR at www.sedar.com. A paper copy is also available upon request from the Secretary of the Fund.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and		The Code is distributed to and signed by each of Liquor Stores GP's salaried employees when they are hired. In addition, Liquor Stores GP conducts an annual certification process to monitor compliance with the Code of Ethics and the President and Chief Operating Officer reports the results of such process to the Board and Trustees on an annual basis.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.		No such material change report has been filed during 2006.
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Yes	In accordance with applicable law, when a conflict of interest arises, a Trustee or director, as applicable, is required to disclose his or her interest and abstain from voting on the matter. In addition, the Chair of the Trustees or the Chair of the Board, as applicable, will ask the Trustee or director to leave the room during any discussion concerning such matter.

	Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	In addition to monitoring compliance with the Code, the Fund and Liquor Stores GP have adopted various corporate policies that enhance the awareness of the importance of ethical business conduct and provide both employees and non-employees with a mechanism for reporting unethical or questionable acts including the Joint Whistleblower Policy and the Joint Disclosure, Confidentiality and Trading Policy.
6.	**Nomination of Directors**		
(a)	Describe the process by which the board identifies new candidates for board nomination.	Yes	The Compensation and Governance Committee of the Board is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting Trustees and directors by regularly assessing the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Trustees and directors and the circumstances and needs of the Fund and its subsidiaries. The committee identifies candidates qualified to become Trustees or Board members and selects or recommends that the Trustees select nominees for the next annual meeting of Unitholders
(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	Yes	The Compensation and Governance Committee is currently composed of four (4) directors, all of whom are "independent" within the meaning of the CSA Disclosure Instrument.
(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes	The Trustees have adopted a formal charter for the Compensation and Governance Committee.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
		The charter of the Compensation and Governance Committee with respect to governance matters provide that the committee is responsible for overseeing the functioning and assessment of the Board and the committees of the Board and for the development, recommendation to the Board, implementation, and assessment of effective governance principles. Among other things, the committee is responsible for monitoring the composition and performance of the Board and its committees. The committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the circumstances and needs of Liquor Stores GP. The committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members. The Trustees fulfill this responsibility directly at the Fund level after participating in discussions as members of the Board of Directors and the Compensation and Governance Committee.
7. **Compensation**		
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	Yes	The compensation of the Board of Directors and senior officers is determined annually by the Board based on the reviews and recommendations of the Compensation and Governance Committee. The Compensation and Governance Committee reports its findings to the Trustees who fulfill this responsibility directly for the Fund
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Yes	All members of the Compensation and Governance Committee are "independent" within the meaning of the CSA Disclosure Instrument.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes	As noted above, the Board has adopted a formal charter for the Compensation and Governance Committee.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
		The charter of the Compensation and Governance Committee with respect to compensation matters provide that the committee's responsibilities include oversight of director and officer and employee remuneration and compensation, oversight of the evaluation of management of Liquor Stores GP, including the CEO and reviewing the effectiveness of Liquor Stores GP's human resources and development, succession planning and performance evaluation programs for senior executives. The committee recommends the appointment of officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of Liquor Stores GP's officers, including recommending their compensation. In collaboration with the Chair of the Board, the committee also reviews the CEO's corporate goals and objectives and evaluates his performance in light of such goals and objectives. The committee also oversees management's implementation of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures with a view to enabling Liquor Stores GP to attract, motivate and retain quality executives and personnel. The Compensation and Governance Committee reports its findings to the Trustees who fulfill this responsibility directly for the Fund.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.		During 2006, Allen E. Snart Consulting Inc. (an independent management consulting firm practicing professional management consulting with the Western Management Consultants group) was engaged to assist in the evaluation and design of compensation plans for Executive Officers and Directors of Liquor Stores GP.
8. **Other Board Committees** — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes	The board of directors and Trustees have no standing committees other than the Audit Committee and the Compensation and Governance Committee.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
9. **Assessments** — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	Yes	On an annual basis, an assessment of the performance and effectiveness of the Trustees, the Board, committees, the Chair of the Trustees, the Chair of the Board, committee chairs and individual Trustees and directors is undertaken, led by the Compensation and Governance Committee of the Board.

SCHEDULE "B"

RECORD OF ATTENDANCE BY TRUSTEES AND DIRECTORS
For the year ended December 31, 2006

	Number of meetings attended	
Trustees	**Trustees**	**Committees**
R. John Butler, Q.C.	5 of 5	7 of 7
Gary Collins	1 of 1	1 of 1
Jim Dinning	4 of 5	6 of 7
Glen H. Heximer	5 of 5	7 of 7

	Number of meetings attended	
Directors	**Directors**	**Committees**
Henry Bereznicki	10 of 10	N/A
R. John Butler	10 of 10	5 of 5
Gary Collins	1 of 2	1 of 1
Jim Dinning	8 of 10	4 of 5
Robert S. Green	8 of 10	N/A
Glen H. Heximer	10 of 10	5 of 5
Irving Kipnes	10 of 10	N/A
David B. Margolus	7 of 10	N/A

Summary of Trustee, Director and Committee meetings held	
Trustees	7
Directors	10
Audit	7
Compensation and Governance	5

LIST OF COMMITTEE MEMBERS

AUDIT COMMITTEE
Glen H. Heximer, *Committee Chair*
R. John Butler
Gary Collins
Jim Dinning

COMPENSATION AND GOVERNANCE COMMITTEE
R. John Butler, *Committee Chair*
Gary Collins
Jim Dinning
Glen H. Heximer

SCHEDULE "C"

LIQUOR STORES INCOME FUND

MANDATE FOR THE BOARD OF TRUSTEES

The term "**Fund**" refers to Liquor Stores Income Fund, the term "**Board**" refers to the board of trustees of the Fund and the term "**Governance Agreements**" refers, collectively, to the **Declaration of Trust** of the Fund, the **Administration Agreement** between the Fund, Liquor Stores Operating Trust ("**LSOT**") and Liquor Stores GP Inc. (the "**GP**"), the **Securityholders Agreement** between the Fund, LSOT and the GP, Liquor Stores Limited Partnership (the "**LP**") and others, the **Exchange Agreement** between the Fund, LSOT, the GP, the LP and others and the **Limited Partnership Agreement** governing the LP.

The Board is elected by the Unitholders and is responsible for the stewardship of the affairs of the Fund. The Board seeks to discharge such responsibility by reviewing and discussing the Fund's investments, and in particular the Fund's interest in the LP and the GP, and, as an investor, monitoring the stewardship of the GP by its board of directors, subject to the provisions of the Governance Agreements.

The Board is responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of the Fund. To the extent within its authority to do so, the Board seeks to discharge this responsibility by satisfying itself as to the integrity of the senior management of the GP, as administrator (the "**Administrator**") of the Fund pursuant to the Administration Agreement, and, as an investor, monitoring the integrity of the senior management of the LP and the GP.

Although trustees may be elected by the Unitholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Fund and Unitholders must be paramount at all times.

DUTIES OF TRUSTEES

The Board discharges its responsibilities directly and through its committee, the Audit Committee (the "**Audit Committee**"). In addition to this regular committee, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board's primary role of overseeing the affairs of the Fund, principal duties include, but are not limited to the following categories:

Oversight of Administrator

1. In accordance with the Declaration of Trust and the Administration Agreement, the Board has delegated authority for certain management and administrative matters to the Administrator but has retained authority for the oversight of the overall management of the Fund. This delegation is summarized in the General Authority Guidelines in **Schedule "A"** that require either prior authorization by the Board or periodic review by the Board in respect of specified matters.

2. The Board has the responsibility for approving the appointment of any officers of the Fund (collectively, the "**Fund Officers**"), and approving the compensation of Fund Officers and employees, if any.

3. The Board may from time to time delegate authority to the Administrator, to Fund Officers, if any, or others as permitted by the Declaration of Trust. Matters that are outside the scope of the authority delegated to the Administrator or others and material transactions are reviewed by and subject to the prior approval of the Board.

Monitoring of Investments and Related Matters

4. As an investor, the Board will monitor and review the Fund's investments including its investments in LSOT and its indirect investments through LSOT in the LP and the GP and may question the strategies and plans of the LP and the GP.

5. The Board has the responsibility for monitoring the compliance by the LP and the GP with the Governance Agreements to which the Fund is a party.

6. The Board is responsible for considering appropriate measures it may take as an investor in the LP and the GP if the performance of the LP or the GP, as the case may be, falls short of its goals or other special circumstances warrant or if the LP or the GP does not fulfill its obligations under the Governance Agreements to which the Fund is a party.

Financial Performance and Financial and Other Reporting Matters

7. Based on the recommendations of the Audit Committee, the Board is responsible for approving the audited consolidated financial statements of the Fund and the notes and Management's Discussion and Analysis accompanying such consolidated financial statements.

8. The Board is responsible for reviewing and approving material transactions involving the Fund and those matters that the Board is required to approve under the Declaration of Trust including the payment of distributions, the issuance of trust units, acquisitions and dispositions of material assets by the Fund and material expenditures by the Fund.

Board Organization

9. The Board retains the responsibility for managing its own affairs including its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and trustee compensation.

10. The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, if any, the approval of interim financial results of the Fund, the conduct of performance evaluations and oversight of the Fund's internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Policies and Procedures

11. The Board is responsible for:

   (a) approving and monitoring compliance with all significant policies and procedures by which the Fund is operated;

   (b) approving policies and procedures designed to ensure that the Fund operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

   (c) enforcing obligations of the trustees respecting confidential treatment of the Fund's proprietary information and Board deliberations.

12. The Board has approved a Joint Disclosure Policy respecting communications to the public.

Communications and Reporting

13. The Board is responsible for:

   (a) overseeing the accurate reporting of the financial performance of the Fund to Unitholders, other security holders and regulators on a timely and regular basis;

   (b) overseeing that the financial results of the Fund are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c) ensuring the integrity of the internal control and management information systems of the Fund;

(d) taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Fund;

(e) reporting to Unitholders on its stewardship as may be required under applicable securities laws and the rules of any stock exchange on which the Fund's units are listed for trading;

(f) overseeing the investor relations and communications strategy of the Fund; and

(g) overseeing the Fund's implementation of systems that accommodate feedback from Unitholders.

SCHEDULE "A"

LIQUOR STORES INCOME FUND
GENERAL AUTHORITY GUIDELINES

AUTHORITY OF THE ADMINISTRATOR

The Fund does not have any officers or employees, other than the Chair of the Board, who is not an employee. As permitted by the Declaration of Trust, the Fund has retained the GP as Administrator pursuant to the Administration Agreement to provide or arrange for the provision of services required in the management administration of the Fund. An extract from the Administration Agreement setting out the specific services to be provided by the Administrator is attached as **Appendix "1"**.

The trustees have retained responsibility for oversight of the overall management of the Fund. This responsibility is subject to the provisions of the Declaration of Trust, the other Governance Agreements and applicable law.

MATTERS REQUIRING TRUSTEES OR COMMITTEE OF TRUSTEES APPROVAL OR REVIEW

I. Organizational Changes and Policy

1. Approve major changes to the organization of the Fund such as the creation or divestiture of significant investments or acquisitions.

2. Approve adoption of or changes to Fund policies with application to the conduct of trustees, including the Joint Disclosure Policy.

3. Review of adherence to the policies of the Fund.

4. Approve proposed changes to the Declaration of Trust or other Governance Agreements to which the Fund is a party.

II. Financial and Corporate

5. Upon receipt of a recommendation for approval from the Audit Committee, approve the Fund's annual audited consolidated financial statements, annual report, management proxy circular and annual securities law filings.

6. Upon receipt of a recommendation for approval from the Audit Committee, approve the Fund's interim consolidated financial statements and other reporting in accordance with the Fund's Joint Disclosure Policy and the Audit Committee Charter.

7. Upon receipt of a recommendation for approval from the CEO and CFO of the GP approve the declaration of distributions and changes to Fund policy in respect thereof.

8. Approve any distribution reinvestment plan.

9. Approve changes in authorized capital, listing of securities, issuance or repurchase of units, issuance, repurchase or redemption of debt securities and any prospectuses or circulars in connection therewith other than pursuant to redemptions in accordance with the Declaration of Trust.

10. Upon receipt of a recommendation for approval from the CEO and CFO of the GP approve material borrowing, hedging and granting of guarantees by the Fund, if any.

11. Review significant changes in the Fund's accounting practices or policies.

12. Review findings of any regulatory agencies concerning the financial information of the Fund and the Administrator's response.

13. Approve adoption of unit option, unit purchase or other unit based compensation arrangements, if any, that involve the issuance of units by the Fund or involve the purchase of units by the Fund.

III. External Auditors of the Fund

14. Approve appointment of external auditors of the Fund, establishment of their fees and annual audit plan.

15. Review independence of the Fund's external auditors.

16. Review findings of external audit review and the Administrator's response.

IV. Risk Management

17. Review the Fund's risk management and insurance coverages, if any.

18. Review the Fund's conduct of litigation that could materially affect the financial condition of the Fund.

19. Review effectiveness of the Fund's internal control procedures.

V. Management and Administration

20. Monitor the performance of the Administrator pursuant to the Administration Agreement.

21. As an investor, monitor and evaluate the Fund's investments including its investments in the LP and the GP.

22. Approve appointment or removal of officers or employees of the Fund, if any.

APPENDIX "1"

EXTRACT FROM ADMINISTRATION AGREEMENT

ARTICLE 2
SERVICES

Defined terms herein have the meanings set out in the Administration Agreement.

2.1 Administrative and Support Services for the Fund

Subject to and in accordance with the terms, conditions and limitations of the Declaration of Trust, the Fund hereby delegates to the Administrator, and the Administrator hereby agrees to provide and be responsible for, management, administrative and support services necessary for the operation of the Fund, including the following:

(a) undertake any matters required by the terms of the Declaration of Trust to be performed by the Trustees, which are not otherwise delegated therein or herein and generally provide all other services as may be necessary or as requested by the Trustees for the management and administration of the Fund;

(b) assist the Trustees in making all determinations necessary for the discharge of the Trustees' obligations under the Declaration of Trust;

(c) retain and monitor, on behalf of the Trustees, a transfer agent and other persons serving the Fund;

(d) authorize and pay on behalf of the Fund operating expenses incurred on behalf of the Fund and negotiate contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

(e) provide office space, telephone, office equipment, facilities, supplies and executive, secretarial, bookkeeping, general accounting and clerical services;

(f) deal with banks and other institutional lenders, including in respect of maintenance of bank records and the negotiation and securing of bank financing or refinancing or one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Fund or any entity in which the Fund holds any direct or indirect interest;

(g) prepare and provide to the Trustees for their review and approval all annual audited and interim unaudited financial statements of the Fund, income tax returns and filings in sufficient time prior to the dates upon which they must be delivered to Unitholders and/or filed so that the Trustees have a reasonable opportunity to review and approve them, execute them and return them to the Administrator, and arrange for their delivery to Unitholders and/or filing within the time required by applicable law;

(h) assist the Trustees in computing distributions to Unitholders including calculating Cash Flow (as defined in the Declaration of Trust) and facilitate payment of distributions properly declared payable by the Fund;

(i) ensure compliance by the Fund with all applicable securities laws, including continuous disclosure obligations;

(j) ensure compliance by the Fund with stock exchange rules;

(k) provide all communications and related services to the Fund, including government relations services, drafting, approval and distribution of all press releases related to distributions to Unitholders, earnings and other disclosable events, in compliance with the Fund's policies on disclosure and all applicable securities laws related to disclosure of material information;

(l) prepare on behalf of the Fund any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units;

(m) provide investor relations services to the Fund;

(n) at the request and under the direction of the Trustees, call and hold all annual and/or special meetings of Unitholders pursuant to the Declaration of Trust and prepare for approval by the Trustees and arrange for the distribution of all materials (including notices of meetings, management proxy circulars and instrument of proxy) in respect thereof;

(o) prepare and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Declaration of Trust and under Applicable Laws, including quarterly and annual reports, notices, financial statements and tax information relating to the Fund;

(p) obtain and pay for the costs of liability insurance for the protection of the Fund and its affiliates, and their respective trustees, directors and officer against such risks, to such limits and with such deductibles and such other terms as are approved by the Trustees from time to time;

(q) attend to all administrative and other matters arising in connection with any redemptions of Trust Units or LSOT Units;

(r) ensure that the Fund elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the *Income Tax Act* (Canada) to be a "mutual fund trust" within the meaning of that Act since inception, assuming the requirements for such election are met, ensure that the Fund elects under the analogous provisions of any applicable provincial tax legislation, monitor the Fund's status as a mutual fund trust and provide the Trustees with written notice when the Fund ceases or is at risk of ceasing to be such a mutual fund trust;

(s) monitor the investments of the Fund to ensure that the aggregate cost amount of the "foreign property" of the Fund does not exceed the limits prescribed in the *Income Tax Act* (Canada) and the analogous provisions of any applicable provincial tax legislation, which would result in the Trust Units being "foreign property", and ensure compliance with the Fund's limitations on non-resident ownership, as more particularly set out in Section 2.6;

(t) provide advice to the Trustees with respect to the timing and terms of future offerings of Trust Units, if any;

(u) assist the Trustees in connection with any offerings of Trust Units, including preparing any prospectus or comparable documents of the Fund to qualify the distribution of securities of the Fund from time to time; and

(v) promptly notify the Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of the Fund.

2.2 Administrative and Support Services for LSOT

Subject to and in accordance with the terms, conditions and limitations of the LSOT Declaration of Trust, LSOT hereby delegates to the Administrator, and the Administrator hereby agrees to provide and be responsible for, management, administrative and support services necessary for the operation of LSOT, including matters of the nature referred to in subsections 2.1(a)-(h), (n)-(q), (s) and (v), *mutatis mutandis* and matters relating to the LSOT Note Indenture.

2.3 Termination or Suspension of Service

Either the Fund or LSOT may at any time terminate this agreement or at any time and from time to time terminate or suspend the provision of any particular service to be provided under this agreement by the Administrator.

2.4 Covenants of the Administrator

The Administrator covenants and agrees that in the performance of its services under this agreement it shall:

(a) perform all services at all times in compliance with Applicable Laws;

(b) comply with all instructions of the Trustees and LSOT Trustees, as applicable, in relation to the performance of its services hereunder; and

(c) observe and perform or cause to be observed and performed on behalf of each of the Fund and LSOT in every material respect the provisions of (i) the agreements from time to time entered into in connection with the activities of the Fund or LSOT, as the case may be, and (ii) all Applicable Laws.

2.5 Administrator's Acknowledgement

The Administrator acknowledges that it has received a copy of each of the Declaration of Trust and the LSOT Declaration of Trust and is familiar with and understands the duties of the respective parties thereto, including those duties of the Trustees and LSOT Trustees that are being delegated to the Administrator under this agreement.

2.6 Non-Resident Unitholders

The Administrator shall use reasonable efforts to monitor the residence status of Unitholders. If, at any time, the Administrator is of the opinion that the Trustees should require declarations as to the residence status of Unitholders under Section 14.1 of the Declaration of Trust, it shall so advise the Trustees and provide the form of the declaration therefore to the Trustees. If, in the reasonable opinion of the Administrator, the beneficial owners of 49 percent or more of the Trust Units on either a non-diluted or a diluted basis are or may be non-residents of Canada within the meaning of the *Income Tax Act* (Canada) or such a situation is reasonably possible, it shall so advise the Trustees and provide the Trustees with an announcement thereof in a form suitable for use by the Trustees pursuant to Section 14.1 of the Declaration of Trust. If the Administrator reasonably believes that 49 percent or more of the Trust Units on either a non-diluted or a diluted basis are held by non-residents of Canada, it shall prepare and furnish to the Trustees notices to the non-resident Unitholders, requiring them to sell their Units or a specified portion thereof within a specified period of time of not less than 60 days, in accordance with the Declaration of Trust. The Trustees shall provide the Administrator with such information regarding the residence status of Unitholders and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, that the Trustees may have in their possession in order to assist the Administrator in fulfilling its obligations under this Section 2.6.

2.7 Authority of Administrator

Subject to Section 2.9 and the terms of the Declaration of Trust and/or LSOT Declaration of Trust, as applicable, the Administrator shall have full right, power and authority, and each of the Fund and LSOT hereby nominates, constitutes and appoints the Administrator, with full power of substitution, as its agent and true and lawful attorney to act on its behalf with full power and authority in its name, place and stead, to execute and deliver all contracts, leases, licenses, agreements, instruments and other documents and to make applications and filings with Governmental Authorities and to take such other actions as the Administrator considers appropriate in connection with:

(a) the services to be provided to the Fund hereunder in the name of and on behalf of the Fund, and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Fund, provided that the Administrator shall not have the authority to commit to any transaction that would require the approval of the Unitholders in accordance with the Declaration of Trust, and provided further that in providing services hereunder the Administrator shall exercise all voting rights attached to the LSOT Units in accordance with the terms of the Declaration of Trust; and

(b) the services to be provided to LSOT hereunder in the name of and on behalf of LSOT, and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of LSOT, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the holders of LSOT Units in accordance with the LSOT Declaration of Trust, and provided further that in providing services hereunder the Administrator shall exercise all voting rights attached to its interests in Liquor Stores LP in accordance with the LSOT Declaration of Trust.

2.8 Powers and Authorities of the Administrator

The Administrator shall have, subject to the provisions of this agreement and the Declaration of Trust or the LSOT Declaration of Trust, as the case may be, all requisite powers and authorities, during the Term, to provide the management, administrative and support services contemplated herein to the Fund and to LSOT.

2.9 Restrictions on the Administrator's Powers and Authorities

In the exercise of its powers and authority and in the performance of its obligations, covenants and responsibilities hereunder, the Administrator shall not, without first obtaining the written approval of the Trustees and the LSOT Trustees, charge or receive fees from any of the parties to this agreement other than the expense reimbursement pursuant to Section 3.1 hereunder.

2.10 Execution of Documents

(a) The Administrator may execute any document (including, without limitation, any prospectus or other disclosure document) required to be executed pursuant to the terms hereof on behalf of the Fund in the following forms or such variations thereof as the Administrator shall from time to time determine:

LIQUOR STORES INCOME FUND
By its [administrator/attorney/agent], LIQUOR STORES GP INC.

Per: ________________________
Authorized Signatory

or

LIQUOR STORES GP INC.
as [attorney/agent for and on behalf of] [as administrator of]
LIQUOR STORES INCOME FUND

Per: ________________________
Authorized Signatory

and, in the case of a prospectus or similar disclosure document, provide for such signatures as may be required by Applicable Laws.

(b) The Administrator may execute any document (including, without limitation, any prospectus) required to be executed pursuant to the terms hereof on behalf of LSOT in the following forms or such variations thereof as the Administrator shall from time to time determine:

LIQUOR STORES OPERATING TRUST
By its [administrator/attorney/agent]

LIQUOR STORES GP INC.

Per: ________________________
Authorized Signatory

or

LIQUOR STORES GP INC.
as [attorney/agent for and on behalf of] [as administrator of]
LIQUOR STORES OPERATING TRUST

Per: ______________________
Authorized Signatory

and, in the case of a prospectus or similar disclosure document, provide for such signatures as may be required by Applicable Laws.

All reasonable efforts shall be made to ensure that every agreement entered into on behalf of the Fund and/or LSOT by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

The parties hereto acknowledge that [the Administrator] is entering into this agreement solely in its capacity as agent on behalf of [the Fund/LSOT] and the obligations of [the Fund/LSOT] hereunder shall not be personally binding upon any of [the applicable trustees], [the Administrator] or any of the Unitholders of [the Fund/LSOT] and that any recourse against [the Fund/LSOT], [the applicable trustees], [the Administrator] or any Unitholder in any manner in respect of any indebtedness, obligation or liability of [the Fund/LSOT] arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the [Trust Assets] as defined in the declaration of trust of [the Fund/LSOT], as amended.

This provision shall be enforced by the Administrator for the benefit of the holders of Trust Units and Special Voting Units and/or the holders of LSOT Units, as the case may be. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustees, the LSOT Trustees, the Administrator, any holder of Trust Units or Special Voting Units or any holder of a LSOT Unit.

2.11 Representatives

The Administrator may, from time to time, designate personnel to coordinate the delivery of the services to be provided by the Administrator under this agreement.

2.12 Third Party Service Providers

Subject to Section 6.1, the Administrator may retain third parties to provide services customarily provided by third party service providers, including (without limiting the generality of the foregoing) accounting services, financial services, external legal counsel, and the provision of tax information to Unitholders.

2.13 Ratification of Prior Acts

Each of the Fund and LSOT acknowledges, authorizes, ratifies and confirms all acts undertaken and completed by the Administrator on its behalf prior to the date hereof, which if undertaken or completed during the term of this Agreement would have been within the scope of the authority provided to the Administrator herein.

SCHEDULE "D"

LIQUOR STORES GP INC.

MANDATE FOR THE BOARD OF DIRECTORS

The term "**GP**" refers to Liquor Stores GP Inc., the term "**Board**" refers to the board of directors of the GP and the term "**Governance Agreements**" refers, collectively, to the **Declaration of Trust** of the Liquor Stores Income Fund (the "**Fund**"), the **Administration Agreement** between the Fund Liquor Stores Operating Trust ("**LSOT**") and the GP, the **Securityholders Agreement** between the Fund, LSOT, the GP, Liquor Stores Limited Partnership (the "**LP**") and others, the **Exchange Agreement** between the Fund, LSOT, the GP, the LP and others and the **Limited Partnership Agreement** ("**Partnership Agreement**") governing the LP.

The Board is elected by the shareholders in accordance with the provisions of the Securityholders Agreement and the Declaration of Trust and is responsible for the stewardship of the affairs of the GP. The Board seeks to discharge such responsibility by reviewing and discussing the strategies and plans of management ("**Management**") of the GP and its subsidiaries and supervising Management, monitoring the performance of the LP and its subsidiaries and exercising its voting and management rights as the general partner of the LP.

The Board is responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of the GP and by overseeing and monitoring Management to ensure a culture of integrity is maintained. The Board seeks to discharge this responsibility by satisfying itself as to the integrity of the senior management of the GP, and by overseeing and monitoring Management to ensure a culture of integrity is maintained

Although directors may be nominated or elected by shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the GP and its shareholders must be paramount at all times.

Duties of Directors

The Board discharges its responsibilities directly and through its committee, the Compensation and Governance Committee. In addition to this regular committee, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board's primary role of overseeing the affairs of the GP, principal duties include, but are not limited to the following categories, all subject to the terms of the Governance Agreements:

Oversight Responsibility

1. The Board has the responsibility for approving the appointment of the Chairman and the Chief Executive Officer and any other officers of the GP (collectively, the "**GP Officers**"), and approving the compensation of the Chairman of the Board, Chief Executive Officer and other officers and employees of the GP following a review of the recommendations of the Compensation and Governance Committee.

2. The Board has delegated authority to the Chief Executive Officer for the overall management and operations of the GP, to ensure the long term success of the GP. The Board has also delegated the responsibility to ensure that all Governance Agreements are complied with to the Chief Executive Officer and Chairman. The Chief Executive Officer will work in conjunction with the Chairman on strategy related issues to ensure the long term success of the GP. This delegation is subject to the General Authority Guidelines in **Schedule "A"** that require either prior authorization by the Board or periodic review by the Board in respect of specified matters.

3. The Board may from time to time delegate authority to the GP Officers, subject to specified limits. Matters that are outside the scope of the authority delegated to the GP Officers and material transactions are reviewed by and subject to the prior approval of the Board.

4. The Board is responsible for monitoring the performance of Management with respect to the operations of the GP and with respect to compliance with the Governance Agreements.

Monitoring of Financial Performance and Other Financial Reporting Matters

5. The Board has oversight responsibility for reviewing and questioning the strategies and plans of the GP and the LP.

6. The Board has oversight responsibility for reviewing systems for managing the principal risks of the GP's business including insurance coverages, conduct of material litigation and the effectiveness of internal controls.

7. The Board is responsible for considering appropriate measures it may take if the performance of the GP or the LP falls short of their goals or other special circumstances warrant.

8. The Board shall be responsible for approving the unaudited financial statements and the notes of the GP and the LP, and shall be responsible to review the consolidated financial statements of the Fund, LSOT, the GP and the LP and shall provide its recommendation for approval of such consolidated financial statements to the audit committee of the Fund.

9. The Board is responsible for reviewing and approving material transaction involving the GP and those matters which the Board is required to approve under its governing legislation and the Governance Agreements, including the payment of distributions, acquisitions and dispositions of material assets by the GP or the LP and material expenditures by the GP or the LP.

10. The Board is responsible for reviewing and directing how the GP will exercise its voting and managerial rights in respect of matters relating to the LP.

11. The Board has responsibility for effectively monitoring the principal risks of the GP and considering the principal risks relating to the LP.

Board Organization

12. The Board will respond to recommendations received from the Compensation and Governance Committee, but, subject to the Governance Agreements, retains the responsibility for managing its own affairs by giving approval for its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

13. The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and Management, the approval of interim financial results, the conduct of performance evaluations and oversight of internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Policies and Procedures

14. The Board is responsible for:

    (a) approving and monitoring compliance with all significant policies and procedures by which the GP is operated;

    (b) approving policies and procedures designed to ensure that the GP operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

    (c) enforcing obligations of the directors respecting confidential treatment of the GP's and the LP's proprietary information and Board deliberations.

15. The Board has approved a Joint Disclosure Policy respecting communications to the public.

Communications and Reporting

16. The Board is responsible for:

    (a) overseeing the accurate reporting of the financial performance of the GP and the LP to shareholders, on a timely and regular basis;

    (b) overseeing that the financial results of the GP and the LP are reported fairly and in accordance with generally accepted accounting standards;

    (c) ensuring the integrity of the internal control and management information systems of the GP and the LP; and

    (d) taking steps to enhance the timely disclosure to the Fund of any other developments that have a significant and material impact on the Fund to enable the Fund to comply with its timely disclosure obligations.

SCHEDULE "A"

LIQUOR STORES GP INC.
GENERAL AUTHORITY GUIDELINES

AUTHORITY OF THE MANAGEMENT

The GP may have a Chairman and may have a Chief Executive Officer. The initial Chairman is Henry Bereznicki and the initial Chief Executive Officer is Irv Kipnes.

In accordance with the Securityholders Agreement, the Chief Executive Officer is responsible for overall management and operations of the GP. The Chief Executive Officer will work in conjunction with the Chairman on strategy related issues to ensure the long term success of the GP.

This responsibility is subject to the provisions of applicable law, the articles and by-laws of the GP, the Governance Agreements and any particular direction or resolution of the Board of Directors, except for the following matters that require the specific authorization of the Board or a Board committee. In addition, certain matters identified below will be subject to periodic review by the Board or a Board committee.

The delegation contemplated by these guidelines shall include the authority to establish areas of responsibility and limits of authority for members of management of the GP and its subsidiaries.

MATTERS REQUIRING DIRECTORS OR COMMITTEE OF DIRECTORS APPROVAL OR REVIEW

I. Organizational Changes and Policy

1. Subject to the discretionary limits set out in paragraphs 6, 7 and 8 below, approve major changes to the organization of the GP, the LP or their respective subsidiaries, such as the creation or divestiture of investments or acquisitions.

2. Approve the adoption of or changes to GP policies with application to the conduct of directors, including the Joint Disclosure Policy of the Fund.

3. Review of adherence to the policies of the GP.

4. Approve any proposed changes to the GP's articles or by-laws or the Governance Agreements.

II. Budgets, Plans and Commitments

1. Review and approve the annual budget of the LP and the annual budget for the GP, if any.

2. Approve any capital commitments in any year not contained in the approved budget of the LP or the GP over $300,000 in aggregate ("Capital Commitment Approval Threshold"), provided that the board of trustees of the Fund (the "Fund Board") is given timely notice of any capital commitments made below the Capital Commitment Approval Threshold, and further provided that the Fund Board has given its prior approval to any press release required for any capital commitment made below the Capital Commitment Approval Threshold.

3. Approve any single capital commitment for an acquisition or acquisitions exceeding $3,000,000 (inclusive of related store development costs), in aggregate ("Acquisition Approval Threshold"), provided that the Fund Board is given timely notice of any such acquisition or acquisitions, and further provided that the Fund Board has given its prior approval to any press release required for any such acquisition or acquisitions made below the Acquisition Approval Threshold.

4. Approve any single divestiture of less than $2,000,000 ("Divestiture Approval Threshold") provided that the Fund Board is given timely notice of any such divestiture, and further provided that the Fund Board has given its approval to any press release required as a result of a divestiture below the Divestiture Approval Threshold.

5. Approve long range business planning in accordance with the policies of the GP.

6. Approve major agreements or long-term leases outside the ordinary course of business of the GP or the LP, including, without limitation, approving all related party agreements and or related party leases.

III. Financial and Corporate

1. Approve the annual audited financial statements of the Fund, and the management prepared financial statements for GP, LSOT and the LP, if prepared.

2. Approve the interim financial statements of the Fund.

3. Approve the distribution policy of the Fund, LSOT, GP and the LP, if any, including approving declaration of dividends of the GP, if any.

4. Approve changes in authorized capital, issuance or repurchase of shares, debt securities and related prospectuses or trust indentures, if any.

5. Generally review operating and financial performance relative to budgets and objectives in the context of the general partner of the LP.

6. Review significant changes in accounting practices or policies.

7. Approve all borrowing, hedging, credit agreements, amendments to credit agreements, and the granting of guarantees and/or letters of credit outside the ordinary course of business or pursuant to related party agreements and/or leases.

8. Review significant changes in accounting practices or policies.

IV. External Auditors of the Fund

1. Approve appointment of external auditors, establishment of their fees and annual audit plan.

2. Review independence of external auditors.

3. Review findings of external audit review and Management's response.

4. Risk Management.

5. Review the GP's and the LP's risk management and insurance coverage.

6. Review the GP's conduct of litigation that could materially affect the financial condition of the GP or the LP.

7. Review effectiveness of internal control procedures.

V. Management and Human Resources

1. Approve appointment or removal of the Chief Executive Officer, the Chairman, the Chief Operations Officer and the Chief Financial Officer of the GP (**"Senior Executives"**);

2. Confirm appointments of other officers.

3. Evaluate performance of the Chairman and the Chief Executive Officer.

4. Approve compensation for the Chairman and the Chief Executive Officer and other Senior Executives and review performance.

5. Approve contracts with Senior Executives including special termination provisions or payments.

6. Approve adoption of Unit purchase or other Unit based compensation arrangements, if any.

7. Approve short-term and long-term incentive plan criteria, targets and awards, if any, in so far as such plans are a direct activity of the GP or the LP.

8. Review Senior Executive succession plans.

END